

Alexco Reports Voting Results from Annual General Meeting

June 10, 2021 - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the "Company") announces the results of matters voted upon at its Annual General Meeting (the "**Meeting**") of shareholders held earlier today.

A total of 70,374,901 votes were cast, representing 49.4% of the issued and outstanding common shares as of the record date for the Meeting. All nominated directors were elected with voting results tabulated as follows:

Nominee	Votes For	Percentage	Votes Withheld	Percentage
Clynton R. Nauman	44,528,348	99.3%	314,799	0.7%
Elaine Sanders	44,522,782	99.3%	320,365	0.7%
Karen McMaster	44,502,916	99.2%	340,231	0.8%
Richard N. Zimmer	41,990,909	93.6%	2,852,238	6.4%
Rick Van Nieuwenhuyse	39,888,178	89.0%	4,954,969	11.0%
Terry Krepiakevich	44,394,071	99.0%	449,076	1.0%

Shareholders also voted 74.0% in favour of the approval of all unallocated awards under the Corporation's restricted share unit plan and 99.5% in favour to set the number of directors at six. In addition, PricewaterhouseCoopers LLP, Chartered Professional Accountants, were re-appointed as auditors with 99.7% voting support.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and started concentrate production and shipments in Q1 2021. Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Paul Jones, Sr. VP Corporate Development
Phone: (604) 889-6077
Email: info@alexcoresource.com
Please visit the Alexco website at www.alexcoresource.com

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
1225 – 555 Burrard Street
Vancouver, BC V7X 1M9
Canada



Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.